February 17, 2016

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:    John Cash, Branch Chief
        Mindy Hooker

Re:        Mistras Group, Inc.

Form 10-K for the Fiscal Year Ended May 31, 2015
Definitive Proxy Statement on Schedule 14A filed September 9, 2015
Form 10-Q for the six months ended November 30, 2015

Ladies and Gentlemen:

Mistras Group, Inc. (“Mistras” or the “Company”) is submitting this letter in response to the comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter dated February 5, 2016 (the “February 5th Comment Letter”) relating to the reports referenced above. Please find our responses to the February 5th Comment Letter below. For your convenience, each of the comments in the February 5th Comment Letter is included immediately preceding our response to the comment, and the headings and numbered responses in this response letter correspond to the headings and numbered comments contained in the February 5th Comment Letter.

Staff Comment #1:
Form 10-K for the year ended May 31, 2015
Item 1. Business, page 3

1. We note disclosures in your third and fourth quarter FY 2015 quarterly calls that you have substantial backlog. In future filings, when material to your business and operations, please provide the disclosure required by Item 101(c)(1)(viii) of Regulation S-K.

Response to Comment #1:
The Company respectfully acknowledges the Staff’s comment. In future filings, when material to our business and operations, we will provide the disclosure required by Item 101(c)(1)(viii) of Regulation S-K.

Staff Comment #2:
Definitive Proxy Statement on Schedule 14A filed September 9, 2015
Equity Plan, page 20

2. In future filings, please address how you determined the amount of restricted stock units awarded to your named executive officers. See Item 402(b) of Regulation S-K.

Response to Comment #2:
The Company respectfully acknowledges the Staff’s comment. In the Company’s next Definitive Proxy Statement on Schedule 14A, the Company will include disclosure on how the amount of restricted stock units awarded to our named executive officers is determined.

Staff Comment #3:
Notes to the Consolidated Financial Statements
1. Description of Business and Basis of Presentation, page 56

Principles of Consolidation, page 56

3. We read that ‘the accompanying unaudited condensed consolidation financial statements…’ Please revise future filings, if appropriate, to clearly indicate that your Form 10-K includes the annual audited financial statements of Mistras Group, Inc.

Response to Comment #3:
The Company respectfully acknowledges the Staff’s comment and will revise future 10-K fillings to clearly indicate that the report includes the annual audited consolidated financial statements of Mistras Group, Inc.

Staff Comment #4:
18. Commitments and Contingencies, page 72
Litigation and Government Investigations, page 72

4. We note the allegations regarding your radiography work on the construction of pipeline projects in the U.S. and that the project owner is claiming damages as a result of the alleged quality defects of your x-ray images. Please tell us and revise future periodic disclosures to quantify the amount of the damages being sought.

Response to Comment #4:
The Company respectfully acknowledges the Staff’s comment. No lawsuit has been filed at this time regarding these projects, as disclosed in the Company’s periodic reports, and the Company has not received a demand or request for payment. In addition, the Company has not received any communication from the project owner regarding the damages, if any, incurred as a result of the Company’s allegedly defective work. Accordingly, the Company is not able to quantify the amount of damages, if any, at this time. If the amount of damages being sought can be quantified or are communicated to the Company by the project owner in the future, the Company will make the appropriate disclosure in future reports.

Staff Comment #5:
Form 10-Q for the six months ended November 30, 2015
Notes to the Unaudited Condensed Consolidated Financial Statements
Immaterial Correction, page 5

5. We read that subsequent to the issuance of your interim consolidated financial statement as of and for the three and six months ended November 30, 2014 you identified errors in your cash flow statement classification. Please tell us when you identified the issues and specifically explain the circumstances which led to the error.

Response to Comment #5:
The Company respectfully acknowledges the Staff’s comment. Management identified errors in the Company’s consolidated statement of cash flows pertaining to the six month period ended November 30, 2014 during the preparation of the Company’s August 31, 2015 Form 10-Q. The circumstances which led to the errors related to (i) the failure of the employee responsible for the preparation of the consolidated statement of cash flows at that time to properly recognize and/or account for the statement of cash flows consequences of certain transactions (in particular, a business combination, foreign currency translations and transactions, and certain other matters), and (ii) a failure in the design of certain controls to detect misstatements in our consolidated statement of cash flows. As disclosed in our November 30, 2015 Form 10-Q, in accordance with the SEC Staff Accounting Bulletin (SAB) No. 99, Materiality, and SAB No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements, management evaluated the materiality of these errors from qualitative and quantitative perspectives, and concluded that the misstatements were immaterial. As a result of the errors: (i) certain personnel changes have been made, including the employee who was responsible for preparing the consolidated statements of cash flow during Fiscal 2015, and (ii) the design of certain controls over the review of the consolidated statement of cash flows has been enhanced. Further, as a result of management’s analysis of the potential misstatements that could have occurred as a result of the identified deficiencies, we determined that the deficiencies and related enhancements in our internal control over financial reporting did not require disclosure in Item 4 of our November 30, 2015 Form 10-Q.

The Company respectfully acknowledges that all persons who are responsible for the accuracy and adequacy of the disclosure in the filing are certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. The Company and its management are in possession of all facts relating to the Company’s disclosure and are responsible for the accuracy and adequacy of the disclosures made.

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please do not hesitate to call the undersigned at (609) 716-4103.

Very truly yours,

Mistras Group, Inc.

/s/ Jonathan H. Wolk
Jonathan H. Wolk
Executive Vice President and CFO